EXHIBIT 99.1

IMPORTANT DEADLINE

July 16, 2010 Deadline for receipt of tax election

PLEASE REFER TO THE MANAGEMENT INFORMATION CIRCULAR FOR FURTHER DETAILS

July 15, 2010	Trading Symbol: BZO-TSX.V

Brazauro Securityholders Approve Plan of Arrangement

HOUSTON, TX – Brazauro Resources Corp. (“Brazauro” or the “Company” TSX.V: BZO) announces that at a special meeting held today Brazauro’s securityholders approved the previously announced plan of arrangement (the “Arrangement”) with Eldorado Gold Corporation (“Eldorado” TSX:ELD, NYSE:EGO). The Arrangement is subject to, among other things, the final approval of the British Columbia Supreme Court.

The special resolution approving the Arrangement was approved by more than (i) 66⅔% of the votes cast by Brazauro securityholders voting together as a single class; (ii) 66⅔% of the votes cast by Brazauro shareholders voting together as a single class; and (iii) a simple majority of the votes cast by Brazauro shareholders (other than Eldorado and its related parties or joint actors and certain Brazauro shareholders excluded by MI 61-101). The hearing for the final order to approve the Arrangement is scheduled to take place on July 16, 2010, with the completion of the Arrangement expected to occur on July 20¸ 2010.

Shareholders of Brazauro may be eligible to elect to take an automatic Canadian tax rollover (the “Rollover”) on the exchange of their shares.  In order to elect for the Rollover, shareholders must return to Valiant Trust Company (the “Depositary”) a duly completed election form, which must be received by the Depositary no later than 5:00 p.m. (Vancouver time) on July 16, 2010. Shareholders who hold their shares through a stockbroker or another intermediary must contact their stockbroker or that intermediary in order to elect for the Rollover.

About Brazauro:

Brazauro Resources is an established and well-financed gold exploration company focused on high-potential properties in the Tapajós region of Brazil. As well as its most advanced property, Tocantinzinho, Brazauro is also actively exploring other properties including the nearby Bom Jardim, Piranhas, Agua Branca and Andorinhas projects. The Company’s shares are listed on the TSX Venture Exchange under the symbol BZO-V. Further information is available at www.brazauroresources.com

For further information, please contact:

Brazauro Resources Corporation

James Komadina
President and Chief Operating Officer
719-330-4477

Mark Jones III
Chairman and CEO
281-579-3400

Media contact:

John Lute
Lute & Company
416-929-5883
info@brazauroresources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-Looking Statements

Certain statements contained in this press release may constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include uncertainties related to the satisfaction of the conditions required to complete the Arrangement; changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.